Exhibit 10.1

***Text Omitted and Filed Separately

with the Securities and Exchange Commission

Confidential Treatment Requested

Under 17 C.F.R. Sections 200.80(b)(4)

and 240.24b-2

Material Transfer and Exclusivity Agreement

This Material Transfer and Exclusivity Agreement (“Agreement”), effective as of February 17th, 2014 (the “Effective Date”), is entered into between LES LABORATOIRES SERVIER having offices at 50, rue Carnot, 92284 Suresnes, France, registered with the Nanterre Commercial Registry under number 085 480 796 (“LLS”) and, acting jointly and severally with LLS, INSTITUT DE RECHERCHES SERVIER, having offices at 3 rue de la République, 92150 Suresnes, France, registered with the Nanterre Commercial Registry under number 778 150 326 (“IDRS”), (LLS and IDRS are hereinafter collectively referred to as “Servier”) and CELLADON CORPORATION, having offices at 12760 High Bluff Drive Suite 240 San Diego, CA 92130, USA (“Celladon”) and confirms the terms upon which Celladon will provide the following Celladon proprietary compounds: CDN[...***...], CDN[...***...] and CDN[...***...] (CDN[...***...], CDN[...***...] and CDN[...***...] are collectively referred to as the “Celladon Compounds”), and certain information related thereto to Servier for the purpose of enabling Servier to conduct the evaluation of the Celladon Compounds as outlined in Attachment 1 attached hereto (the “Evaluation”) in order for Servier to evaluate its interest in a possible business arrangement with Celladon for the study of SERCA activators in the treatment of type 2 Diabetes (the “Purpose”). Servier and Celladon agree as follows:

1.	Delivery and Procedure. Within ten (10) days of the Effective Date, Celladon shall, at no charge to Servier, deliver to Servier or its designee at 11, rue des Moullneaux 92150 Suresnes, France, samples of the Celladon Compounds (the “Materials”) in the quantities specified in Attachment 1. If Servier determines in good faith that such quantities of the Materials are not sufficient for Servier to perform the Evaluation pursuant to Attachment 1, Celladon shall, upon request of Servier and subject to availability, promptly deliver to Servier or its designee any additional quantities of the Materials as Servier may reasonably require to perform the Evaluation.

2.	License Grant; Subcontracting. Subject to the terms and conditions of this Agreement, Celladon hereby grants to Servier a non-exclusive, non-sublicensable, royalty free license solely to use the Materials for the Evaluation during the Evaluation Period. It is understood and agreed that Servier may subcontract the conduct of the Evaluation to Servier’s Affiliates (entities at least 50% owned by, under common ownership with, or which own at least 50% of, Servier) and Servier’s subcontractors, including CEREP; provided, however, that each such Affiliate and subcontractor is bound by written agreement: (a) to retain and use the Materials in compliance with this Agreement; (b) to assign all right, title and interest in and to all Compound Inventions and Results (defined below) to Servier so that Servier may comply with its obligations under Paragraph 8 hereof; and (c) to obligations of confidentiality no less stringent than those set forth in this Agreement; and provided, further, that Servier shall be responsible for the compliance of each such Affiliate and subcontractor with this Agreement, and any breach of this Agreement by any such Affiliate or subcontractor shall be deemed a breach of this Agreement by Servier.

3.	Service and Instruction. Prior to or concurrent with the delivery of the Materials to Servier, Celladon shall provide, at no charge to Servier, available information necessary or useful to Servier in performing the Evaluation. All information disclosed by Celladon to Servier under this Paragraph 3 shall be subject to the provisions of Paragraph 9.

4.	Evaluation Period; Term. The Evaluation shall commence when Servier receives the initial quantities of the Materials specified in Attachment 1 and related information from Celladon, and shall continue for a period of six (6) months (the “Evaluation Period”). The Evaluation Period may be extended by Servier for duly justified reasons for an additional period not exceeding two (2) months. Unless earlier terminated pursuant to Paragraph 11, the term of this Agreement shall commence on the Effective Date, and shall continue until four (4) months after the end of the Evaluation Period (the “Term”).

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5.	Costs and Expenses. Servier and Celladon shall bear their own costs and expenses with respect to this Agreement (including, for the avoidance of doubt, in relation to the performance of the activities for which they are responsible pursuant to Attachment 1).

6.	Exclusivity. In consideration of Servier’s agreement to disclose the Results to Celladon and Servier’s assignment to Celladon of all right, title and interest in and to all Compound Inventions at no cost to Celladon pursuant to Section 8, Celladon agrees, during the Term (subject to extension as set forth below in this Section 6), to negotiate exclusively with Servier regarding the grant to Servier of an exclusive license with respect to Compounds and Products in the Field in the Territory, and not to institute or conduct negotiations with any person, company or entity other than Servier regarding the license, sale or grant of other rights to such third party with respect to Compounds and Products, whether in or outside of the Field, in the Territory (such agreement to negotiate exclusively with Servier, “Exclusivity”). At any time during the Term, Servier may notify Celladon in writing that Servier wishes to negotiate for an exclusive, royalty-bearing license under the Licensed IP Rights, to make, have made, use, sell, have sold, offer for sale, and import Compounds and Products in the Field in the Territory, on the terms and conditions set forth in Attachment 2 and other commercially reasonable terms and conditions to be negotiated in good faith by the Parties (capitalized terms used but not otherwise defined in this Agreement shall have the meanings provided in Attachment 2). Upon Servier’s delivery of such written notice (the “Negotiation Notice”) to Celladon during the Term, (i) the Parties shall negotiate in good faith for up to [...***...] days (or such longer period as may be mutually agreed by the Parties in writing) after such delivery of the Negotiation Notice (the “Negotiation Period”) a definitive license and research collaboration agreement (the “Collaboration and License Agreement”) containing the terms and conditions set forth in Attachment 2 and other commercially reasonable provisions customarily included in license agreements relating to novel compounds for pharmaceutical applications, (ii) Exclusivity shall automatically be extended until expiration of the Negotiation Period, and (iii) the Parties shall use commercially reasonable efforts to execute the Collaboration and License Agreement prior to expiration of the Negotiation Period. For clarity, Celladon shall at all times be free to negotiate with, and grant any license, option or other right to, any third party with respect to Compounds and Products outside of the Territory, and nothing contained in this Agreement shall be construed to prohibit Celladon from contracting with third party service providers for research, development or manufacturing services with respect to Compounds. In the event that Servier delivers the Negotiation Notice prior to expiration of the Term but the Parties, despite good faith negotiations, have not executed the Collaboration and License Agreement prior to expiration of the Negotiation Period, then Celladon shall be free to negotiate with third parties regarding, and to grant to any third party, any license or other right to develop and commercialize Compounds and Products in the Territory; provided, however, that for a period of [...***...] months after expiration of the Negotiation Period, Celladon shall not grant any third party any license or other right to develop Compounds and Products in the Territory on principal financial terms that are more favorable to such third party than the principal financial terms in Attachment 2 are to Servier, without first offering to grant Servier such license on such more favorable principal financial terms for a period of at least [...***...] days.

7.	Use of Materials.

(a)	Servier agrees that (i) Servier will use the Materials solely for the purpose of the Evaluation; (ii) the Materials will not be used on human subjects; (iii) the Materials will be used on animals in compliance with all applicable laws, rules, regulations and other standards applicable to animal research and experimentation; and (iv) Servier shall not modify or create derivatives of the Materials or attempt to reverse engineer, deconstruct or in any way determine the structure or composition of the Materials.

(b)	Celladon represents and warrants that it owns the Materials and that it has the right to provide Servier the Materials for Servier’s use as contemplated by this Agreement.

8.	Inventions and Results.

(a)	It is recognized and understood that the existing and/or already conceived respective inventions, discoveries and technologies of Servier and Celladon and intellectual property rights therein, are

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the separate property of the respective party and are not affected by this Agreement. Servier agrees to notify Celladon promptly in writing of any invention directed to a Compound, including, without limitation, the composition of matter or formulation of, or any method of making or using, a Compound, whether in or outside of the Field, and any other improvement or enhancement to a Compound, in each case, whether or not patentable, that is made, conceived, and/or reduced to practice under the Evaluation hereunder, regardless of inventorship (each, a “Compound Invention”). All Compound Inventions shall be owned solely by Celladon, and Servier hereby assigns to Celladon all right, title and interest in and to all Compound Inventions, together with all patent and other intellectual property rights therein. Servier agrees promptly to disclose each Compound Invention to Celladon in writing and to execute such documents and perform such other acts as Celladon may reasonably request to obtain, perfect and enforce such rights to the Compound Inventions and the assignment thereof. Servier also shall require that any employee, officer or consultant of Servier or of any of its Affiliates or subcontractors that receives Materials shall agree to assign, and shall assign, to Servier (or, at Celladon’s request, directly to Celladon) any Compound Invention made by such employee, officer or consultant. All information regarding Compound Inventions shall be Confidential Information of Celladon. If Servier delivers the Negotiation Notice during the Term and the parties execute a Collaboration and License Agreement, Celladon’s right, title and interest in the Compound Inventions shall be licensed to Servier pursuant to the Collaboration and License Agreement.

(b)	Servier shall promptly disclose to Celladon in writing all results generated in the course of the Evaluation that are related to any Compound (“Results”). Results shall be subject to the provisions of confidentiality set forth in this Agreement, subject to Section 8(c) below. Subject to Section 8(c) and Section 9 of this Agreement, neither Servier nor Celladon shall publish or otherwise disclose to any third parties any Results, respectively, except that (i) if Servier has not delivered the Negotiation Notice to Celladon prior to expiration of the Term, or if Servier delivers the Negotiation Notice to Celladon prior to expiration of the Term but the parties fail to enter into a Collaboration and License Agreement by the end of the Negotiation Period, Celladon may disclose the Results to third parties but Celladon shall not attribute any Results provided by Servier to Celladon as being provided by Servier and (ii) Celladon may include the Results in any patent application claiming a Compound Invention. If Servier delivers the Negotiation Notice to Celladon prior to expiration of the Term and the parties execute a Collaboration and License Agreement, Celladon’s right, title and interest in the Results shall be licensed to Servier pursuant to the Collaboration and License Agreement.

(c)	The Results shall be provided by Servier to Celladon “AS IS” without warranty of merchantability or fitness for any purpose and without any other warranty, expressed or implied and without any representation or warranty that the use of the Results by Celladon will not infringe any patent of other proprietary right of any third party. Servier shall not be liable to Celladon for any loss, claim, or demand made by Celladon or made against Celladon by any third party due to Celladon’s use of or reliance on the Results or any other information provided by Servier hereunder.

9.	Confidentiality.

(a)	“Confidential Information” shall mean all scientific, regulatory, marketing, financial, and commercial information or data, whether communicated in written, oral, graphic, electronic or visual form, that is provided by one party (the “Disclosing Party”) to the other party (the “Receiving Party”) in connection with this Agreement; provided, however, that:

(i) during the Term and the Negotiation Period (if any), all Results shall be deemed Confidential Information of both parties, and each party shall be deemed both a Disclosing Party and a Receiving Party with respect thereto;

(ii) if Servier has not delivered the Negotiation Notice to Celladon by the end of the Term, or if Servier delivers the Negotiation Notice to Celladon prior to expiration of the Term but the parties fail to enter into a Collaboration and License Agreement by the end of the Negotiation Period, all Results shall be the Confidential Information of Celladon only, and Celladon shall be deemed the Disclosing Party and Servier the Receiving Party with respect thereto; and

(iii) all Compound Inventions shall at all times be deemed the Confidential Information of Celladon only, and Celladon shall be deemed the Disclosing Party and Servier the Receiving Party with respect thereto.

Except as expressly set forth in this Agreement or as otherwise agreed in writing by the parties, the Receiving Party shall maintain the secrecy of the Disclosing Party’s Confidential Information, shall only use the Disclosing Party’s Confidential Information as expressly authorized herein, and shall not disclose such Confidential Information to any third party without the prior written consent of the Disclosing Party, except that the Receiving Party may share the Disclosing Party’s Confidential Information with those of its officers, directors, employees, consultants, agents and other representatives that have a need to know such information for the purposes expressly authorized by this Agreement, have been advised by the Receiving Party of the Receiving Party’s obligations under this Agreement, and are bound by obligations of confidentiality and non-use at least as stringent as those set out herein. Servier may also disclose the Confidential Information of Celladon to its Affiliates and subcontractors to the extent necessary for the conduct of the Evaluation, provided that each such Affiliate and subcontractor is bound by written agreement: (A) to obligations of confidentiality and non-use at least as stringent as those set out herein; and (B) to assign all right, title and interest in and to all Compound Inventions and Results to Servier so that Servier may comply with its obligations under Paragraph 8 hereof. The Receiving Party shall use at least the same degree of care to protect the Disclosing Party’s Confidential Information as the Receiving Party would use to protect its own Confidential Information, but no less than reasonable care. The parties’ obligations of confidentiality under this Paragraph 9 shall be in effect during the Term and for a period of seven (7) years from the date of termination of this Agreement. The failure of any officer, director, employee, consultant or other representative of the Receiving Party to comply with the terms and conditions of this Agreement shall be considered a breach of this Agreement by the Receiving Party.

(b)	Confidential Information of the Disclosing Party shall not include information that the Receiving Party can demonstrate by competent evidence: (i) was already rightfully in its possession prior to receipt from the Disclosing Party, as evidenced by its pre-existing written records (provided that the exception set forth in this clause (i) shall not apply to Compound Inventions or Results); or (ii) was in the public domain at the time of its receipt from the Disclosing Party (or, in the case of Compound Inventions or Results, at the time of generation of such Results or Compound Inventions) or thereafter enters into the public domain through no act or omission of the Receiving Party in breach of this Agreement; or (iii) is properly obtained by the Receiving Party from a third party with a valid right to disclose such information. Any and all Confidential Information of the Disclosing Party, upon request by the Disclosing Party, shall be promptly returned by the Receiving Party, except that the Receiving Party may retain one copy of such information in confidential files, solely for record purposes.

(c)	Notwithstanding the preceding provisions of this Paragraph 8, the Receiving Party may disclose Confidential Information, without violating its obligations under this Agreement, to the extent the disclosure is required by a valid order of a court or other governmental body of competent jurisdiction or is otherwise required by law or regulation, provided that the Receiving Party shall give reasonable prior written notice to the Disclosing Party of such required disclosure and, at the Disclosing Party’s request and expense, shall cooperate with the Disclosing Party’s efforts to contest such requirement, to obtain a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the order was issued or the law or regulation required, and/or to obtain other confidential treatment of such Confidential Information.

10.	Publicity/Use of Names.

(a)	No disclosure of the existence of, or the terms of, this Agreement may be made by either party, and no party shall use the name, trademark, trade name or logo of the other party or its employees in any publicity, promotion, news release or disclosure relating to this Agreement or its subject matter, without the prior express written permission of the other party, except as expressly set forth below in this Paragraph 10.

(b)	Servier agrees that Celladon shall have the right to issue an initial press release announcing the execution of this Agreement in substantially the form attached hereto as Attachment 3 on or after the Effective Date. It is further acknowledged that each party may desire or be required by applicable laws, rules or regulations (including disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”)) or the requirements of any stock exchange on which securities issued by a party are traded, to issue subsequent press releases relating to this Agreement or activities hereunder. The parties agree that any such subsequent press releases shall be subject to the other party’s prior consent and that the parties shall consult with each other reasonably and in good faith with respect to the text and timing of subsequent press releases prior to the issuance thereof, provided that a party may not unreasonably withhold consent to such releases, and that either party may issue such press releases as it determines, based on advice of counsel, are reasonably necessary to comply with applicable laws, rules or regulations (including SEC disclosure requirements) or with the requirements of any stock exchange on which securities issued by a party are traded. In the event of a required public announcement, to the extent practicable under the circumstances, the party making such announcement shall use commercially reasonable efforts to provide the other party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other party a reasonable opportunity to review and comment upon the proposed text. Each party may make public statements regarding this Agreement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, or issue press releases, so long as any such public statement or press release is not inconsistent with prior public disclosures or public statements approved by the other party or otherwise permitted by this Paragraph 10 and does not reveal non-public information about the other party.

(c)	The parties shall coordinate in advance with each other in connection with the filing of this Agreement (including redaction of certain provisions of this Agreement) with the SEC or other governmental agency or any stock exchange on which securities issued by a party are traded, and each party shall use reasonable efforts to seek confidential treatment for the terms proposed to be redacted; provided that each party shall ultimately retain control over what information to disclose to the SEC or any stock exchange or other governmental agency, as the case may be. Other than such obligation, neither party shall be obligated to consult with or obtain approval from the other party with respect to any filings to the SEC or any stock exchange or other governmental agency.

11.	Termination. Servier may terminate this Agreement at any time with or without cause effective immediately upon written notice to Celladon. This Agreement will be terminated automatically at the end of the Term in the event Servier has not delivered the Negotiation Notice to Celladon prior to expiration of the Term, or at the end of the Negotiation Period in the event Servier delivers the Negotiation Notice to Celladon prior to expiration of the Term. Upon termination or expiration of this Agreement, Servier shall return or, at Celladon’s request, destroy all remaining Compounds. Neither expiration nor termination of this Agreement shall relieve either party of any obligation accruing prior to such expiration or termination.

12.	Notices. Any notice required or provided for by the terms of this Agreement shall be in writing, addressed in accordance with this paragraph, and shall be delivered personally or sent by certified or registered mail, return receipt requested, postage paid or by nationally-recognized express courier services providing evidence of delivery. The effective date of any notice shall be the date of first receipt by the receiving party. Notices shall be sent to the address/addressee given below or to such other address/addressee as the party to whom notice is to be given may have provided to the other party in writing in accordance with this provision.

If to Servier:	Mrs Isabelle Tupinon-Mathieu
INSTITUT DE RECHERCHES INTERNATIONALES SERVIER
50, rue Carnot
92284 Suresnes, France,

With copy to:	Mr Pascal Touchon SERVIER MONDE 50, rue Carnot, 92284 Suresnes, France,

If to Celladon:	Mr Fredrik Wiklund Celladon Corporation 12760 High Bluff Dr. Suite 240 San Diego, CA 92130 USA

With a copy to:	Mrs Krisztina Zsebo 12760 High Bluff Dr. Suite 240 San Diego, CA 92130 USA

13.	Entire Agreement. This Agreement, together with any attachments attached hereto and specifically referenced herein, constitutes the entire agreement between the parties with respect to the Evaluation, Exclusivity and the negotiation of a Collaboration and License Agreement and supersedes and replaces any and all previous arrangements and understandings, whether oral or written, between the parties with respect to the Evaluation, Exclusivity and the negotiation of a Collaboration and License Agreement. Any amendment or modification to this Agreement shall be of no effect unless made in a writing signed by an authorized representative of each party.

14.	Counterparts. This Agreement may be executed via electronic or facsimile forms or in two counterparts, facsimile and electronic transmission included, each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

15.	Survival. Paragraphs 8 through 13 and Paragraphs 15 and 16 shall survive termination or expiration of this Agreement.

16.	Governing Law. This Agreement, and all disputes and claims arising under this Agreement, will be interpreted and governed by the laws of England, without regard to its conflict of laws principles. In the event of any controversy or dispute arising out of or relating to any provision of this Agreement, the construction, validity or breach thereof, such controversy or dispute shall be exclusively and finally settled by arbitration. Such arbitration shall be held in Geneva, Switzerland, under the rules of the International Chamber of Commerce. The award of arbitration shall be final and binding upon both parties. The official language of the arbitration shall be English. The arbitration shall be decided by three (3) arbitrators. The arbitrators shall not have the power to grant any award or remedy other than such awards or remedies that are available under English law. Notwithstanding the foregoing: (a) nothing contained in this Agreement shall deny Celladon the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed before the arbitral tribunal is formed and maintained notwithstanding any ongoing discussions between the parties or any ongoing arbitration proceeding; and (b) either party may bring an action in any court of competent jurisdiction to resolve disputes pertaining to the validity, scope, enforceability, infringement, inventorship or ownership of intellectual property rights, and no such claim shall be subject to arbitration.

IN WITNESS WHEREOF, Celladon and Servier have executed this Agreement as of the date(s) set forth below.

LES LABORATOIRES SERVIER		CELLADON CORPORATION

BY:	/s/ C. Bazantay	BY:	/s/ Krisztina Zsebo
DATE:	20/2/2014	DATE:	Feb. 20, 2014
TITLE:	Proxy	TITLE:	President & CEO

INSTITUT DE RECHERCHES INTERNATIONALES SERVIER

BY:	/s/ Isabelle Tupinon-Mathieu
DATE:	20/2/2014
TITLE:	Vice President Research and Development

ATTACHMENT 1

Evaluation2

Purpose of the MTA

Test the Materials in a [...***...] model of Type 2 Diabetes, in comparison with the [...***...] model as tested by Celladon. These results will be used to make a decision regarding the interest of a future collaboration with Celladon for the study of Compounds in the treatment of Type 2 Diabetes.

Quantity of compound required for Evaluation

[...***...]

In vitro tests

[...***...]

In vivo/ ex vivo tests

[...***...]

[2]	Please indicate quantities necessary to conduct the Evaluation hereunder

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[...***...]

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[...***...]

Additional studies (if required)

[...***...]

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[…***…]

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ATTACHMENT 2

Term Sheet for

the Collaboration and License Agreement

Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

1. Parties	Servier and Celladon

2. Scope	Collaboration and license agreement pursuant to which: (a) Servier and Celladon would collaborate to research and develop certain compounds; and (b) Servier would be granted certain licenses under the Licensed IP Rights and Celladon’s interest in Joint Patents with respect to Selected Compounds and Products in the Field in the Territory (as such terms are defined below); each as more fully described below.

3. Territory	Worldwide, excluding the United States of America and its territories and possessions.

4. Product	Any pharmaceutical product that contains or comprises one or more Selected Compounds (as defined below).

5. Compound

Any small molecule compound that is a potent and selective SERCA modulator, and either:

(a)    is owned or controlled by Celladon on the date of the Collaboration and License Agreement or during the Research Collaboration Term, including, without limitation, CDN[...***…], CDN[...***...] and CDN[...***...] (together with related compounds as described in clause (c) below, the “Celladon Compounds”); or

(b)    is generated, identified, conceived or reduced to practice by or on behalf of Celladon or Servier, or jointly by or on behalf of Celladon and Servier, in the course of conducting Research Collaboration Plan activities during the Research Collaboration Term (together with related compounds as described in clause (c) below, the “Collaboration Compounds”); or

(c)    is an analog, homolog, prodrug, metabolite, salt, ester, hydrate, solvate, polymorph, isomer, enantiomer, free acid form, crystal form, free base form, racemate or derivative of any compound within the scope of the preceding clause (a) or clause (b).

For the purposes hereof, “Compounds” mean the Celladon Compounds and the Collaboration Compounds.

6. Selected Compound	Any Compound that Servier selects for further development and commercialization in the Field in the Territory in accordance with paragraph 11 below, or any prodrug, metabolite, salt, ester, hydrate, solvate, polymorph, isomer, enantiomer, free acid form, crystal form, free base form or racemate of such Compound.

7. Celladon Research Technology	Patent rights and know-how owned or controlled by Celladon on the date of the Collaboration and License Agreement or during the Research Collaboration Term that are necessary or useful for the research, discovery, identification, generation, screening, optimization or development of small molecule compounds that are potent and selective SERCA modulators, including, without limitation, Compounds and Celladon’s interest in Compound Inventions and Results.

8. Licensed IP Rights	Patent rights and know-how owned or controlled by Celladon during the term of the Collaboration and License Agreement that are necessary or

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useful for the research, development, manufacture, use or sale of Selected Compounds and Products, including, without limitation, Celladon Research Technology directed to Selected Compounds.

9. Field

Type 2 diabetes and other metabolic diseases including, without limitation, lipid disorders, obesity, fatty liver diseases and diabetic complications.

Notwithstanding the foregoing, in the event Celladon wishes to develop a Collaboration Compound with a third party in any field other than the field described above (the “Other Field”), Celladon would first discuss in good faith with Servier the terms of a possible arrangement between them with respect to the development of such Collaboration Compound in the Other Field for a reasonable period to be set forth in the Collaboration and License Agreement, provided that Celladon shall not be obligated to enter into any such arrangement with Servier. If an agreement is thereafter reached between Servier and Celladon, then:

•    the definition of “Field” would be extended to the Other Field only with respect to such Collaboration Compound; and

•    if the Collaboration Compound was not previously selected by Servier for further development pursuant to paragraph 11 below, such Collaboration Compound would be considered as selected by Servier for further development pursuant to paragraph 11 below upon execution of the agreement between Celladon and Servier, and would therefore be treated as a “Selected Compound” for the purposes hereof.

10. License Grants to Servier

Celladon would grant to Servier:

(i)     an exclusive (except as to Celladon), royalty-bearing license, with the right to sublicense solely to Servier’s affiliates, under the Celladon Research Technology and Celladon’s interest in Joint Patents, solely to perform the Research Collaboration Plan during the Research Collaboration Term (as such terms are defined below); and

(ii)    on a Selected Compound-by-Selected Compound basis, effective upon Servier’s selection of each Selected Compound, an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers of sublicense, under the Licensed IP Rights and Celladon’s interest in Joint Patents, to research, develop, make, have made, use, sell, have sold, offer for sale and import such Selected Compound and Products containing or comprising such Selected Compound in the Field in the Territory.

Servier would covenant: (a) not to use Celladon Research Technology for any purpose other than the performance of the Research Collaboration Plan and the research, development, manufacture, use and sale of Selected Compounds and Products; (b) not to initiate or have initiated any IND-enabling or GLP-compliant preclinical study of a Compound without first selecting it as a Selected Compound; (c) not to conduct preclinical or clinical development of, or commercialize, in the Field any Compound that is not a Selected Compound; (d) not to research, develop or commercialize any Compound (including, but not limited to, any Selected Compound) outside of the Field; and (e) not to cause or permit any of its affiliates or any third party to engage in any of the foregoing activities.

11. Research Collaboration

During a period to be agreed upon between the parties in the Collaboration and License Agreement (“Research Collaboration Term”), the parties would collaborate, using the Celladon Research Technology, to screen, select and optimize small molecule compounds that are potent and selective SERCA modulators from Celladon’s proprietary chemical series and/or any other compound library as may be agreed upon by the parties, to identify or generate Compounds for potential development in the Field, as more fully described in a written plan to be mutually agreed by the parties prior to signing of the Collaboration and License Agreement (the “Research Collaboration Plan”).

Servier would have the right, at its option and upon written notice to Celladon, to select any Compound for further development and commercialization in the Field in the Territory. Upon any such selection, the applicable Compound would become a Selected Compound.

12. Research Collaboration Funding	Servier would fund the activities up to the agreed budget pursuant to the Research Collaboration Plan and would provide funding to Celladon for the performance of certain Research Collaboration Plan activities, as well as mutually agreed upon external costs for such activities.

13. Steering Committee	Servier and Celladon would establish a joint steering committee (JSC), on which they would have equal representation, to supervise the day-to-day Research Collaboration Plan activities. Disagreements would be resolved by escalation to agreed executive officers of the parties. If no agreement is reached at such executive officers’ level, then Servier shall have the final say provided that no such decision shall create a new obligation on Celladon. The Collaboration and License Agreement will also include other customary and reasonable limitations on Servier’s tie-breaking authority.

14. License Grant-Back to Celladon

Servier would grant to Celladon:

(i)     an exclusive (even as to Servier), royalty-free, fully-paid, irrevocable and perpetual license, including the right to sublicense through multiple tiers of sublicense, under the Servier Technology and Servier’s interest in Joint Patents (each as defined below), to research, develop, make, have made, use, sell, have sold, offer for sale and import Selected Compounds and Products in the Field outside of the Territory, provided however that Celladon’s right to use preclinical and clinical efficacy data generated by Servier with respect to any Selected Compound and related Products would be subject to the reimbursement by Celladon of [...***...]% of the documented costs incurred by Servier in conducting the study(ies) pursuant to which such data was generated. The reimbursement obligation would be limited to the development costs of the pre-clinical and clinical studies that Celladon or its third party sublicensee wishes to use in the context of the NDA submission of the Products by or on behalf of Celladon or such third party licensee. Reimbursement would be due (i) no later than the date of NDA submission of the Products by or on behalf of Celladon, or (ii) if Celladon grants a third party sublicensee license rights to develop and/or commercialize the Products in the Field outside of the Territory (the “US Third Party License”), absent any agreement between the parties pursuant to the following sentence, promptly after Celladon notifies Servier on behalf of such third party sublicensee that such third party sublicensee wishes to use such data in an NDA, but in any event no later than NDA submission for the Products by such third party sublicensee. Without prejudice to the foregoing, promptly following the execution of the US Third Party License, Celladon would provide written notice to Servier identifying the pre-clinical and clinical studies that the third party sublicensee wishes to use in the context of the NDA submission of the Products

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by or on behalf of such third party licensee, following which Servier and Celladon and/or the third party sublicensee would enter into good faith discussion for a period up to [...***...] months regarding (i) the timing for the reimbursement by the third party sublicensee of [...***...]% of the documented costs incurred by Servier in conducting such study(ies), and (ii) if acceptable to the third party sublicensee, a possible collaboration with respect to the research and development of the Selected Compounds and the Products and the potential sharing of future costs and expenses in connection mutually-agreed research and development activities;

(ii)    an exclusive (even as to Servier), royalty-free, fully-paid, irrevocable and perpetual license, including the right to sublicense through multiple tiers of sublicense, under the Servier Technology and Servier’s interest in Joint Patents, to research, develop, make, have made, use, sell, have sold, offer for sale and import Celladon Compounds (other than Selected Compounds) in the Field outside of the Territory; and

(iii)  an exclusive, worldwide, royalty-bearing, fully-paid, irrevocable and perpetual license, including the right to sublicense through multiple tiers of sublicense, under the Servier Technology and Servier’s interest in Joint Patents, to research, develop, make, have made, use, sell, have sold, offer for sale and import Collaboration Compounds (excluding Selected Compounds and Excluded Compounds) outside of the Field. Celladon would pay Servier (a) royalties at a rate of [...***...]% of the net sales of any product containing one or more of any such Collaboration Compounds (the “Other Product”), and (b) the following milestone payments with respect to the first and second Other Products reaching such milestones provided, however, that if (i) the development of an Other Product for a particular indication is abandoned after one or more of the milestone payments has been made and (ii) an Other Product containing a different Collaboration Compound (excluding Selected Compounds and Excluded Compounds) is developed for the same indication as such dropped Other Product, then Celladon shall be entitled to credit any and all milestone payments previously made with respect to such dropped Other Product toward milestone payment obligations accruing with respect to the replacement Other Product:

Acceptance of the filing of a first Marketing Authorization Application for the first Other Product by the EMA:	[...***...] Euros

Acceptance of the filing of a first Marketing Authorization Application for the second Other Product by the EMA:	[...***...] Euros

First grant of a Marketing Authorization for the first Other Product by the European Commission following advice of the EMA:	[...***...] Euros

First grant of a Marketing Authorization for the second Other Product by the European Commission following advice of the EMA:	[...***...] Euros

Acceptance of the filing of a first New Drug Application by the FDA for the first Other Product:	[...***...] Euros

Acceptance of the filing of a first New Drug Application by the FDA for the second Other Product:	[...***...] Euros

***Confidential Treatment Requested

Approval of the first New Drug Application for the first Other Product by the FDA:	[...***...] Euros

Approval of the first New Drug Application for the second Other Product by the FDA:	[...***...] Euros

Acceptance of the filing of a first Marketing Authorization Application for the first Other Product in Japan:	[...***...] Euros

Acceptance of the filing of a first Marketing Authorization Application for the second Other Product in Japan:	[...***...] Euros

First grant of a Marketing Authorization for the first Other Product in Japan:	[...***...] Euros

First grant of a Marketing Authorization for the second Other Product in Japan:	[...***...] Euros

“Servier Technology” means: (a) all patents and patent applications owned or controlled by Servier that claim the composition of matter or formulation of, or any method of making or using, any Compound or Product; and (b) all know-how, technology, trade secrets, information and data (including, but not limited to, pharmacological, toxicological and clinical data and analytical and quality control data) that are necessary or useful for the manufacture, use or sale of any Compound or Product and that are generated by or on behalf of Servier either (i) in the course of conducting the Research Collaboration Plan or (ii) in the course of developing or manufacturing any Selected Compound or Product. Any pre-clinical, clinical or other data disclosed to Celladon by Servier under the Collaboration and License Agreement would be provided on an “as is” basis, without any warranty (express or implied) of any kind, and Servier would expressly disclaim all such warranties, provided that Servier would represent and warrant to Celladon that Servier has disclosed to Celladon all safety data from IND-enabling preclinical studies and clinical trials conducted by or on behalf of Servier. Celladon and/or its sublicensees would accept all risk and liability in relation to the use of the data received from Servier and would indemnify and hold harmless Servier from any third party’s claim(s) based upon such data.

“Joint Patents” means all patent applications and patents claiming Joint Inventions (defined below).

“Excluded Compound” means any small molecule compound that is a potent and selective SERCA modulator (excluding any Selected Compound) that:

(a)    either:

(i)     was owned or controlled by Servier prior to the date of the Collaboration and License Agreement, other than as a result of conducting the Evaluation or the receipt or use of the Materials or any Confidential Information of Celladon;

(ii)    was acquired by Servier from a third party during the Research Collaboration Term; or

(iii)  is an analog, homolog, prodrug, metabolite, salt, ester, hydrate, solvate, polymorph, isomer, enantiomer, free acid form, crystal form, free base form, racemate or derivative of any compound within the scope of the preceding clause (i) or clause (ii), and was not generated, identified, conceived or reduced to practice in whole or in part by or on behalf of Celladon; and

***Confidential Treatment Requested

(b) is not covered by, and does not use or incorporate, any Celladon Research Technology.

15. Development/Diligence Obligations	In developing and commercializing the Selected Compounds in the Territory, Servier would use the same level of commercial efforts as it would apply to its own programs of similar potential, taking into account the risks of development, the commercial potential for the Product, its proprietary position and other relevant factors.

16. Non-Compete	Celladon would not, directly or indirectly, engage in the development or commercialization of (i) Selected Compounds in the Territory (whether in or outside of the Field) and (ii) Collaboration Compounds in the Territory and in the Field. Servier would not, directly or indirectly, engage in the development or commercialization of Selected Compounds outside of the Territory.

17. Upfront Payment	Servier would pay to Celladon an upfront payment of [...***...] € within twenty (20) business days after the signature of the Collaboration and License Agreement.

18. Annual License Fee	Servier would pay Celladon an Annual License Fee of [...***...] € on or before each anniversary of the signature of the Collaboration and License Agreement.

19. Milestones Payments:	In addition, Servier would pay to Celladon, as and when due, the following payments with respect to the first and second Products (to the extent that such second Product is developed in indications within the Field other than those of the first Product) reaching the milestones below (collectively, the “Milestones”); provided, however, that if (i) development of a Product for a particular indication is abandoned after one or more of the Milestone payments has been made (a “Dropped Product”) and (ii) a Product containing a different Selected Compound is developed for the same indication as such Dropped Product (a “Replacement Product”), then Servier shall be entitled to credit any and all Milestone payments previously made with respect to such Dropped Product toward Milestone payment obligations accruing with respect to the Replacement Product.

	IND Filing of the first Product:	[...***...] Euros

	First dosing of the first Product (or matched placebo or comparator drug) in the first Phase II:	[...***...] Euros

	First dosing of the first Product (or matched placebo or comparator drug) in the first Phase III:	[...***...] Euros

	First dosing of the second Product (or matched placebo or comparator drug) in the first Phase III:	[...***...] Euros

	Acceptance of the filing of a first Marketing Authorization Application for the first Product by the EMA:	[...***...] Euros

	Acceptance of the filing of a first Marketing Authorization Application for the second Product by the EMA:	[...***...] Euros

	Acceptance of the filing of a first Marketing Authorization Application for the first Product in Japan:	[...***...] Euros

***Confidential Treatment Requested

	Acceptance of the filing of a first Marketing Authorization Application for the second Product in Japan:	[...***...] Euros

	First grant of a Marketing Authorization for the first Product by the European Commission following advice of the EMA:	[...***...] Euros

	First grant of a Marketing Authorization for the second Product by the European Commission following advice of the EMA:	[...***...] Euros

	First grant of a Marketing Authorization for the first Product in Japan:	[...***...] Euros

	First grant of a Marketing Authorization for the second Product in Japan:	[...***...] Euros

20. Royalties

Servier would pay Celladon royalties at a rate of [...***...]% (the “Royalty Rate”) of the net sales of such Product. Royalties will be payable, on a country-by-country and Product-by-Product basis, from the first bona fide commercial sale of a Product in a country until the later of the expiration of the last to expire valid claim of any patent or patent application within the Licensed IP Rights or the Joint Patents covering the manufacture, use or sale of such Product in such country, or ten (10) years from the date of first bona fide commercial sale of such Product in such country (the “Royalty Term”). Following the expiry of such Royalty Term for a Product in a country, Servier’s license with respect to such Product in such country shall become perpetual, fully paid up and royalty free.

The Royalty Rate for a Product in a country would be reduced to [...***...]% during any portion of the Royalty Term for such Product in such country when both: (a) such Product is not covered by at least one valid claim of a patent or patent application within the Licensed IP Rights or Joint Patents in such country; and (b) generic competition with respect to such Product in such country has reached a specified market share (to be negotiated) in such country. In the event the Product contains or comprises one or more Collaboration Compounds as its sole API, then the Royalty Rate would be reduced to [...***...]% of the net sales of such Product and the Milestones would be reduced by [...***...]%.

21. Inventorship / Ownership of Inventions	Inventorship of any discovery or invention, whether or not patentable, that is made, generated, developed or discovered, in whole or in part, by a Party or jointly by the Parties in the course of conducting Research Collaboration Plan activities, including all patent and other intellectual property rights in or to any such discovery or invention (each, an “Invention”), would be determined in accordance with applicable patent laws. A party would own all Inventions made solely by one or more employees, consultants and contractors of such party. Inventions made jointly by one or more employees, consultants and contractors of Servier and one or more employees, consultants and contractors of Celladon (“Joint Inventions”) would be owned jointly by Servier and Celladon.

22. Termination	The Collaboration and License Agreement would include customary termination rights and obligations, including (a) by Servier for convenience with a sixty (60) days’ prior written notice and (b) by either party for material breach by the other party, which breach is not cured, or a remediation plan in relation to such breach is not provided and subsequently complied with, within a specified period after notice from the non-breaching party.

***Confidential Treatment Requested

23. Confidentiality	The parties would agree to keep the provisions of the Collaboration and License Agreement confidential to the fullest extent permitted by applicable law and the rules of any stock exchange on which the securities of either party are traded.

24. Customary Terms	The Collaboration and License Agreement would contain customary terms, including terms and conditions relating to payments; patent rights and related protection and prosecutions; auditing and review rights; confidentiality; representations and warranties (including with respect to the Celladon Research Technology); indemnities; and other customary provisions.

25. Governing Law / Dispute Resolution	This Agreement, and all disputes and claims arising under this Agreement, would be interpreted and governed by the laws of England, without regard to its conflict of laws principles. In the event of any controversy or dispute arising out of or relating to any provision of the Collaboration and License Agreement, the construction, validity or breach thereof, such controversy or dispute would be exclusively and finally settled by arbitration. Such arbitration would be held in Geneva, Switzerland, under the rules of the International Chamber of Commerce. The award of arbitration would be final and binding upon both parties. The official language of the arbitration would be English. The arbitration would be decided by three (3) arbitrators. The arbitrators would not have the power to grant any award or remedy other than such awards or remedies that are available under English law. Notwithstanding the foregoing, each party would have the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed before the arbitral tribunal is formed and maintained notwithstanding any ongoing discussions between the parties or any ongoing arbitration proceeding. In addition, either party would have the right bring an action in any court of competent jurisdiction to resolve disputes pertaining to the validity, scope, enforceability, infringement, inventorship or ownership of intellectual property rights, and no such claim would be subject to arbitration.

ATTACHMENT 3

Form of Celladon Press Release

Celladon Announces Option Agreement with Servier

— Servier Receives Exclusive Option to Enter Into Worldwide, ex-U.S., Research Collaboration

and License for Celladon’s Novel Small Molecule SERCA2b Modulators for the Treatment of

Diabetes and Metabolic Diseases —

SAN DIEGO, CA, February 24, 2014 – Celladon Corporation (NASDAQ: CLDN), a clinical-stage biotechnology company focused on developing novel therapies by applying its leadership position in the field of SERCA enzymes, today announced that Celladon and Servier have entered into an option agreement for a potential worldwide ex-U.S. research collaboration and license agreement for the discovery and development of novel SERCA2b modulators for the treatment of type 2 diabetes and other metabolic diseases. The collaboration would leverage Celladon’s novel compounds, proprietary assays, and screening technology for isolation of small molecule modulators of SERCA enzymes.

Under the terms of the agreement, Celladon granted Servier an exclusive option to license the worldwide, ex-U.S., rights to the small molecule program in the field of diabetes and other metabolic disorders for a certain period. Servier’s decision to exercise its option will be based upon the outcome of a series of pre-defined in vitro and in vivo studies to be performed by the parties. In the event Servier exercises its option, Celladon would receive certain upfront, research support and milestone payments, as well as royalties on sales. Celladon and Servier would jointly support the discovery effort, while Servier would be primarily responsible for all costs associated in and for its territory with a global development plan, as well as ex-U.S. regulatory approval and commercialization of any compound selected as a lead candidate. Celladon would retain all U.S. rights to any compounds and lead candidates developed through this collaboration and license agreement.

About Celladon’s Small Molecule Program targeting SERCA2b enzymes

The focus of our small molecule research program relates to the SERCA2b isoform of SERCA enzymes. Specifically, these enzymes control calcium movement in the endoplasmic reticulum (ER) in all human cells. SERCA2b enzyme levels become deficient when cells are stressed, and accumulate unfolded proteins in the ER, known as ER stress. There has been a proliferation of publications in scientific medical literature supporting the important role of ER stress in many diseases and conditions, including heart failure, diabetes and neurodegenerative diseases. We believe we are the industry leader in isolating small molecule modulators of the SERCA2b enzyme, which can correct underlying calcium dysregulation and ER stress. Our proprietary, novel, first-in-class, compounds have demonstrated activity in multiple preclinical models of diseases and conditions.

About Celladon

We are a clinical-stage biotechnology company applying our leadership position in the field of calcium dysregulation by targeting SERCA enzymes to develop novel therapies for diseases with tremendous unmet medical needs. Sarco/endoplasmic reticulum Ca2+-ATPase, or SERCA, enzymes are a family of enzymes that play an integral part in the regulation of intra-cellular calcium in all human cells. Calcium dysregulation is implicated in a number of important and complex medical conditions and diseases, such as heart failure, which is a clinical syndrome characterized by poor heart function, resulting in inadequate blood flow to meet the body’s metabolic needs, as well as diabetes and neurodegenerative diseases. Our therapeutic portfolio for diseases characterized by SERCA enzyme deficiency includes both gene therapies and small molecule compounds. MYDICAR, our most advanced product candidate, uses gene therapy to target SERCA2a, which is an enzyme that becomes deficient in patients with heart failure. In addition, we have identified a number of potential first-in-class compounds addressing novel targets in diabetes and neurodegenerative diseases with our small molecule platform of SERCA2b modulators.

Contact:

Fredrik Wiklund

Vice President, Corporate Development and Investor Relations

(858) 432-7215

fwiklund@celladon.net

About Servier

Founded in 1954, Servier is the first independent French pharmaceutical research company. Its development is based on relentless pursuit of innovation in the following therapeutic areas: cardiovascular diseases, metabolic diseases, neurologic diseases, psychiatric diseases, rheumatic diseases, and oncology.

In 2013, the company reported revenue of €4.2 billion. 92% of Servier medicines are prescribed internationally. At least 25% of revenue from Servier drugs is reinvested in R&D every year. Servier has a strong international presence in 140 countries and employs more than 21,000 people worldwide. The Servier Group contributed 35% to the 2013 French trade surplus in the pharmaceutical sector.

More information is available at: www.servier.com

For more information, please contact:

Servier Communication Department

Phone: +33 (0)1 55 72 60 37

Email: presse@servier.fr

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Servier’s exercise of its option to enter into a research collaboration and license agreement with Celladon, as well as Celladon’s small molecule program generally. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon Celladon’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks associated with the process of conducting product development activities and clinical trials and obtaining regulatory approval to commercialize product candidates, as well as our reliance on third parties and the need to raise additional funding when needed in order to conduct our business. These and other risks and uncertainties are described more fully in Celladon’s filings with the Securities and Exchange Commission, including without limitation its Registration Statement on Form S-1 that was originally filed with the Securities and Exchange Commission on October 10, 2013, and the amendments thereto. All forward-looking statements contained in this press release speak only as of the date on which they were made. Celladon undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.